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                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                             REPUBLIC BANCORP, INC.
                       (Name of Subject Company (Issuer))

                             REPUBLIC BANCORP, INC.
                       (Name of Filing Person, the Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                   760281 204

                      (CUSIP Number of Class of Securities)

                                Steven E. Trager,
                      President and Chief Executive Officer

                             Republic Bancorp, Inc.

                             601 West Market Street

                           Louisville, Kentucky 40202

                                 (502) 584-3600

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

              with a copy to:               Cynthia W. Young, Esq.
                                            Wyatt, Tarrant & Combs, LLP
                                            500 W. Jefferson Street, Suite 2800
                                            Louisville, Kentucky 40202
                                           (502) 589-5235

                            CALCULATION OF FILING FEE

Transaction valuation *                           Amount of filing fee:
$10,000,000                                       $2,000

     * Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 shares of Class A Common Stock of Republic Bancorp, Inc. at the maximum tender offer purchase price of $10.00 per share in cash.

     [ ] Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  N/A     Form or Registration Number:   N/A
         Filing Party:            N/A     Date Filed:                    N/A

     [   ]  Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of a tender offer:[ ]

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         This  Amendment No. 1 to Tender Offer  Statement on Schedule TO relates to the issuer tender offer of Republic Bancorp, Inc., a Kentucky corporation, to purchase up to 1,000,000 shares of its Class A Common Stock, no par value per share. Republic Bancorp, Inc. is offering to purchase these shares at a price not greater than $10.00 and not less than $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

         The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.  SUMMARY TERM SHEET.

         The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is Republic Bancorp, Inc. The address and telephone number of its principal executive offices are: 601 West Market Street, Louisville, Kentucky 40202; (502) 584- 3600.

         The subject class of securities is Class A Common Stock, no par value, of Republic Bancorp, Inc. The number of shares of the subject class outstanding as of February 6, 2001, is 14,771,180.

         Information   about  the  trading  market  and  price  of  the  subject
securities under "Section 8. Share, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The filing person is the subject company.

Item 4.  TERMS OF THE TRANSACTION.

         (a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedure for Tendering Shares," "Section 4. Purchase of Shares and Payment of the Purchase Price," "Section 5. Conditional Tender of Shares," "Section 6.Withdrawal Rights," "Section 7. Material Federal Income Tax Consequences," "Section 11. Effect of Offer on Market for Shares; Registration under the 1934 Act," "Section
13. Certain Conditions of this Offer," "Section 14. Cancellation, Extension, Termination and Amendment," "Section 15. Fees and Expenses," and "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

         (b) The subject company will purchase shares of the subject class of securities validly tendered and not withdrawn by its shareholders, including shareholders who may be officers, directors or affiliates of the subject company, on the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal. The subject company has been advised that its executive officers, directors and controlling shareholders do not intend to tender shares pursuant to the Offer to Purchase and therefore no securities are expected to be purchased from them in the transaction.

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Item 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The subject company is not aware of any agreement, arrangement or understanding (whether or not legally enforceable) between the subject company (or any director, executive officer or controlling shareholder of the subject company) and any other person with respect to securities of the subject company. Information under "Section 9. Information About Us" and "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" of the Offer to Purchase is incorporated herein by reference.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      The information about the purpose of the transaction under "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

      The information about plans or proposals under "Section 9. Information About Us" is incorporated herein by reference.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information under "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. None of the funds are expected to be borrowed.

Item 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" and under "Section 17. Recent Transactions in Our Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information under "Section 15. Fees and Expenses" and "Section 18. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

     The information under "Section 9. Information About Us" of the Offer to Purchase is incorporated herein by reference.

Item 11. ADDITIONAL INFORMATION.

     The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" and "Section 12. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (a)(2)   None
         (a)(3)   Not applicable.
         (a)(4)   Not applicable.
         (a)(5)   None


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Item 12. EXHIBITS.

         The following exhibits are submitted herewith:

         (a)(1)   Offer to Purchase dated February 12, 2001.
         (a)(2)   Letter of Transmittal.
         (a)(3)   Form of Guidelines for Substitute Form W9.
         (a)(4)   Notice of Guaranteed Delivery.
         (a)(5) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(6) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

         (a)(7) Form of letter to shareholders dated February 12, 2001 from the President and Chief Executive Officer of Republic.

         (a)(8) Form of Notice of Conversion for holders of Republic Class B Common Stock
         (a)(9)   [Reserved]
         (a)(10) Press Release (previously filed as Exhibit (a)(10) to this Schedule TO)

         (b)      None.

         (d)      None.

         (g)      None.

         (h)      None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001

                                    REPUBLIC BANCORP, INC.

                                    By    /S/  KEVIN SIPES
                                      Kevin Sipes,
                                      Senior Vice President and Chief Financial
                                      and Accounting Officer

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